Sharp Performance, Inc.

12 Fox Run

Sherman, CT 06784

July 31, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Sharp Performance, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 6, 2012

File No. 333-162072

Ladies and Gentlemen:

On behalf of Sharp Performance, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 5 to the captioned Registration Statement on Form S-1, No. 333-162072 (the “Amendment”), for the registration of 38,500 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated July 20, 2012.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

Summary Information, page 5

Emerging Growth Company Status, page 5

1.

In the second sentence of the first paragraph of this section, please include the other two scenarios under which you may lose emerging growth company status.

Response:  We agree with the comment by the Staff. We have added the two additional scenarios by which we would lose our emerging growth status.

2.

In the second full paragraph of this section you state you choose to “opt out” of the extended transition period for complying with new or revised accounting standards. However, in the fifth full paragraph on page 12 and first full paragraph on page 25 you state that you have elected to use the extended transition period. Please revise your disclosures for consistency as well as accuracy.

Response:  We agree with the comment by the Staff. We intend to opt out of the extended transition period and have changed the disclosures on Page 25.

Risk Factors, page 7

Major structural changes in the automotive industry, page 8

3.

Please revise this risk factor to clarify the risk being discussed and the consequences of such risk to your business. In addition, please remove all language that mitigates the point of the risk.  Also, we note your references to Wards Auto Center and Urban Science as third-party sources for the statistical statements made in the third, fourth, fifth and seventh sentences of this risk factor; please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon, and tell us supplementally whether you are affiliated with any such third parties.  Finally, please disclose whether the statements made in the sixth and eighth sentences of this risk factor are based upon management’s belief, industry data, reports/articles or any other source; if the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief, and if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Response:   We agree with the comments by the Staff. We are attaching, as Exhibit A, the information from Wards AutoCenter at the end of this response.  We are taking out the reference to Urban Science as it tends to mitigate the risk factor.  We are not affiliated with Wards AutoCenter in any way.  All statements are made on Management’s view based on their knowledge of the industry at the time of this filing.

Determination of Offering Price, page 13

4.

We note your statement that the selling stockholders “may offer and sell their shares for whatever the market will bear until such time our shares are quoted on a nationally recognized Exchange.”  We note your similar statement on page 15 that selling stockholders will sell their shares at “privately negotiated prices.”  However, everywhere else in the prospectus you state that the selling stockholders will sell their shares at $.20 per share until such time, if any, as your shares are quoted on an exchange.  Please revise your disclosure to state consistently, if true, that the selling stockholders will sell their shares at $.20 per share until such time, if any, as your shares are quoted on an exchange.

Response:  We agree with the comment by the Staff.  We have initiated an offering period of 28 days from the effectiveness of this registration statement whereby the Selling stockholders may not sell their shares below $.20.  From that point onwards, they may sell their shares for whatever the market will bear.  We have revised our disclosures in the Registration statement to reflect this.

Business, page 20

5.

It does not appear that your response letter addressed comment 9 as it originally appeared in our comment letter dated June 1, 2012. Accordingly we re-issue that comment.

Response:  Comment 9 from the June 2012 registration statement asks for an updated Business section. We believe we have updated in detail the business model of the Company.  The response enumerates specific strategies that we are going to implement and the importance of Mr. Sharp in implementing the strategy.

6.

We note your disclosure regarding the “Driver Safety Courses” aspect of Sharp Performance Inc.’s business.  It appears that Mr. Sharp’s involvement in such courses is as a director of the Survive the Drive program and/or the company In Control.  If true, it is unclear how his participation in the courses sponsored by Survive the Drive or In Control contribute to the business of Sharp Performance Inc. Please revise to explain.

Response:  We understand the comment by the Staff.  Mr. Sharp shall contribute Survive the Drive to Sharp Performance Inc. for no further consideration. We have clarified this in the registration statement

7.

Please explain your statement that “Mr. Sharp has gotten contracts with Pepsi and other large companies to use their facilities for these courses.”

Response:  We agree with the comment by the Staff and have enhanced our response.  In order to give driver training, we need large spaces to conduct our business.  Parking lots of facilities like Pepsico can be utilized to meet this need.  Additionally, Mr. Sharp has relationships with other large companies in order to access their facilities.

8.

The extent of your current business operations remains unclear.  For example, we note your disclosure on page 22 regarding your “current relationship,” which suggests that you currently have one customer from which you derive income.  However, on page 23 you reference four consulting agreements, which may or may not currently be ongoing.  Moreover, your reference to Mr. Sharp’s discussions with “at least six dealers. . . to work on other makes and models of automobiles” suggests that you may have other customer contracts not otherwise discussed.  Please revise your disclosure so that it clearly and consistently describes the historical and current nature of your business operations.

Response:   We agree with the comments by the Staff.  We have updated our current business plan and state of operations.  We discuss our contracts in the past and the current state of marketing our services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations for the Year Ended June 30, 2011 as Compared to Year Ended June 30, 2010, page 25

9.

Please explain why revenues increased, “due to the deferral of the GT-33 program as a result of change in dealer focus due to continued sluggish demand for high-end automobiles.”  In this regard, this statement appears to support a decrease in revenues.  If the deferral of the program supports an increase in revenue, please expand your discussion to indicate why.

Response:    We agree with the Staff and have amended our response to clearly detail why revenues were higher in the fiscal year ended June 30, 2011 as opposed to June 30, 2010.

10.

Comment 15 in our letter dated June 1, 2012 does not appear to have been addressed. As such, this comment is repeated.  Please disclose the underlying reasons for the changes in professional fees and general and administrative expenses.

Response:  We agree with the Staff’s comments. We have amended our response to explain changes in expense levels.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 26

11.

In the fourth paragraph of this section you refer to a letter dated May 12, 2012 from your former auditor that is filed as Exhibit 16.1.  No such letter was filed as an exhibit.  Please amend to include this letter as an exhibit. Refer to Item 304(a)(3) of Regulation S-K.

Response:  We agree with the Staff’s comments.  We have contacted the predecessor auditor by telephone and email but have not received a letter back from them. We request that the Staff contact them.

Transactions with Related Persons, Promoters and Certain Control Persons, page 28

12.

Please revise this section to disclose, as you do in the notes to the financial statements, that the advances from Mr. Sharp are unsecured, non-interest bearing and due on demand.

Response:   We agree with the comment from the Staff and have added the disclosure

Part II, page 31

13.

Please provide the undertakings required by Item 17 of Form S-1.

Response:  We agree with the comment from the Staff.  We have added disclosures in regards to Item 17.

Signatures

14.

It appears that you are using the signature block set forth in Form S-3; please revise this section so that it reflects the language of Form S-1.  Please also revise to include the signature of your principal financial officer.

Response:   We agree with the comment from the Staff.  We have changed the signature page and listed Mr. Sharp as the Chief Executive Officer and Principal Financial Officer.

Exhibit 5.1

15.

We note your response to comment 21 in our letter dated June 1, 2012.  Please supplementally acknowledge your understanding that you are required to file as an exhibit a legality opinion in accordance with the requirements of Item 601(b)(5) of Regulation S-K before the Staff may declare your registration statement effective.

Response:  We agree with the comment by the Staff. The Company has secured such an opinion and has attached it as Exhibit 5.1

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

*  *  *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/  Robert J Sharp

Robert J Sharp

Chief Executive Officer

Principal Accounting Officer

WARDSAUTO

©Copyright 2012, WardsAuto Group, a division of Penton Media Inc. Redistribution prohibited.

Exhibit A

WardsAuto.com has more detailed *U.S. Sales* data as well as other automotive data sets
Subscribers click here: WardsAuto.com/data-center
Non subscribers contact Lisa Williamson (248)799-2642 or email lwilliamson@wardsauto.com

U.S. Vehicle Sales, 1931-2011

Year	Cars	Trucks	Total
2011	6,089,422	6,951,210	13,040,632
2010	5,635,433	6,136,787	11,772,220
2009	5,400,890	5,200,478	10,601,368
2008	6,769,107	6,724,058	13,493,165
2007	7,562,334	8,897,981	16,460,315
2006	7,761,592	9,287,389	17,048,981
2005	7,659,983	9,784,346	17,444,329
2004	7,482,555	9,816,018	17,298,573
2003	7,555,551	9,411,891	16,967,442
2002	8,042,255	9,096,397	17,138,652
2001	8,352,000	9,120,378	17,472,378
2000	8,777,723	9,033,950	17,811,673
1999	8,637,708	8,777,020	17,414,728
1998	8,084,989	7,882,298	15,967,287
1997	8,217,480	7,280,380	15,497,860
1996	8,478,545	6,977,567	15,456,112
1995	8,620,159	6,496,166	15,116,325
1994	8,990,517	6,420,857	15,411,374
1993	8,517,859	5,680,995	14,198,854
1992	8,213,113	4,904,331	13,117,444
1991	8,184,979	4,364,544	12,549,523
1990	9,303,215	4,846,163	14,149,378
1989	9,778,517	5,066,744	14,845,261
1988	10,546,808	5,244,736	15,791,544
1987	10,191,877	5,001,069	15,192,946
1986	11,404,239	4,918,782	16,323,021
1985	10,979,187	4,746,104	15,725,291
1984	10,323,695	4,159,446	14,483,141
1983	9,148,038	3,163,478	12,311,516
1982	7,956,460	2,581,902	10,538,362
1981	8,489,202	2,288,778	10,777,980
1980	8,949,235	2,494,378	11,443,613
1979	10,673,000	3,480,000	14,153,000
1978	11,314,000	4,109,000	15,423,000
1977	11,183,000	3,675,000	14,859,000
1976	10,110,000	3,181,000	13,291,000
1975	8,624,000	2,478,000	11,103,000
1974	8,853,000	2,688,000	11,541,000
1973	11,424,000	3,148,000	14,572,000
1972	10,940,000	2,629,000	13,569,000
1971	10,242,000	2,096,000	12,338,000
1970	8,400,000	1,811,000	10,211,000
1969	9,582,000	1,970,000	11,552,000
1968	9,656,000	1,831,000	11,487,000
1967	8,337,000	1,545,000	9,882,000
1966	9,028,000	1,636,000	10,664,000
1965	9,332,000	1,553,000	10,885,000
1964	8,101,000	1,393,000	9,494,000
1963	7,720,000	1,270,000	8,990,000
1961	5,935,000	937,000	6,872,000
1959	6,100,000	965,000	7,065,000
1957	6,033,000	894,000	6,927,000
1955	7,466,000	1,015,000	8,481,000
1953	5,808,000	965,000	6,773,000
1951	5,164,000	1,111,000	6,275,000
1942-1950	NA	NA	NA
1941	3,763,000	902,000	4,665,000
1939	2,724,000	521,000	3,245,000
1937	3,508,000	645,000	4,153,000
1935	2,867,000	552,000	3,419,000
1933	1,526,000	261,000	1,787,000
1931	1,903,000	328,000	2,231,000